[PTC Letterhead]
November 7, 2007
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mark Kronforst, Accounting Branch Chief
Re:	Parametric Technology Corporation Item 4.02 Form 8-K Filed October 31, 2007 File No. 000-18059
Ladies and Gentlemen:
We refer to Mark Kronforst’s letter dated October 31, 2007 which sets forth the comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 8-K filed October 31, 2007 by Parametric Technology Corporation (the “Company”). Please find our response to the Staff’s comment below. For your convenience, we have copied the comment in Mark Kronforst’s letter immediately above our response.
Form 8-K Filed October 31, 2007
1.	We note that you intend to restate your financial statements for the fiscal year ended September 30, 2006 in your fiscal 2007 Form 10-K. Given the length of time between your decision to restate and the due date of your fiscal 2007 Form 10-K, please file an amended fiscal 2006 Form 10-K to reflect the restatement.
Response:
The Company does not expect to be in a position to file its restated financial statements until at earliest the due date for its fiscal 2007 Form 10-K (due November 29, 2007). Therefore, the Company proposes to effect the restatement of its fiscal 2005 and 2006 annual financial statements in its fiscal 2007 Form 10-K.
The decision to restate reported results for fiscal 2001 to 2006 was made by the Company’s Audit Committee on October 29, 2007. Although that decision has been made, the Company has not determined with certainty the final financial impacts of the restatement and thus is not yet in a position to file amended fiscal 2005 and 2006 financial statements. For example, the expected approximate revenue adjustments set forth in the Company’s Form 8-K filed October 31, 2007 are still estimates at this time. In addition, the Company has not yet determined the income tax impacts of the revenue restatement, which are complex and involve analysis of U.S. and international tax laws. Once the Company completes these determinations and others, they will then need to be audited by the Company’s independent auditors. Accordingly, while the Company is working diligently, it anticipates that it will require substantially all of the time available through November 29, 2007 to complete the restatement. In light of this time frame for determining the final restatement impact and for revising disclosures accordingly, the Company proposes to effect the restatement of its fiscal 2005 and fiscal 2006 annual financial statements in its fiscal 2007 Form 10-K rather than filing an amended fiscal 2006 Form 10-K. The Company understands that investors need revised financial information as quickly as it is available, and investors will have all of that information when the Company files its fiscal 2007 Form 10-K. However, the Company believes that there is no incremental benefit to investors having access to a fiscal 2006 Form 10-K/A that could not be filed any sooner than the filing date of the Company’s fiscal 2007 Form 10-K. Information regarding the fiscal 2005 and fiscal 2006 restatement effects will have the same full disclosure in the fiscal 2007 Form 10-K as it would in a fiscal 2006 Form 10-K/A; no significant additional information would appear in a fiscal 2006 Form 10-K/A. Further, the preparation of a separate fiscal 2006 Form 10-K/A to effect the restatement would impede the Company’s ability to meet its statutory due date for filing its fiscal 2007 Form 10-K.
In addition to effecting the restatement of its fiscal 2005 and 2006 annual financial statements in the Company’s fiscal 2007 Form 10-K, the Company also expects to file (on or soon after November 29, 2007) amended quarterly reports on Form 10-Q for the fiscal quarters ended December 30, 2006, March 31, 2007 and June 30, 2007, including restatements of the comparative 2006 quarterly financial statements.
The Company has consulted with PricewaterhouseCoopers LLP, its independent registered public accounting firm, in determining the time needed by them to complete their audit of the restatement effects.

* * * * * *
In response to the Staff’s request, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (781) 370-6328.
Very truly yours,
PARAMETRIC TECHNOLOGY CORPORATION
/s/ Aaron C. von Staats
Aaron C. von Staats
General Counsel and Clerk